UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GC China Turbine Corp.

File No. 001-33442 - CF#26190

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GC China Turbine Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a current report on Form 8-K filed on December 30, 2010, as amended.

Based on representations by GC China Turbine Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through December 30, 2015
Exhibit 10.4	through December 30, 2015
Exhibit 10.5	through December 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel